UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Psychemedics Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

744375205

(CUSIP Number)

December 4, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 10 Pages

CUSIP NO. 744375205	Page 2 of 10 Pages

CUSIP No. 744375205
(1) Names of reporting persons	Powell Anderson Capital Partners LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	312,199*
(7) Sole dispositive power	0
(8) Shared dispositive power	312,199*
(9) Aggregate amount beneficially owned by each reporting person	312,199
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.38%†
(12) Type of reporting person (see instructions)	IA

* Powell Anderson Capital Partners LLC is the Investment Manager of Powell Anderson Capital LP (the “Fund”) in which such shares referred to above are held. As a result, Powell Anderson Capital Partners LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund.

† Based on a total of 5,801,761 shares outstanding of the Issuer as of November 6, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 13, 2023.

CUSIP NO. 744375205	Page 3 of 10 Pages

CUSIP No. 744375205
(1) Names of reporting persons	Powell Anderson Capital LP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	DE
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	312,199
(7) Sole dispositive power	0
(8) Shared dispositive power	312,199
(9) Aggregate amount beneficially owned by each reporting person	312,199
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.38%†
(12) Type of reporting person (see instructions)	PN

† Based on a total of 5,801,761 shares outstanding of the Issuer as of November 6, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 13, 2023.

CUSIP NO. 744375205	Page 4 of 10 Pages

CUSIP No. 744375205
(1) Names of reporting persons	R. Adam Lindsay
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	United States of America
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	11,301*
(6) Shared voting power	312,199**
(7) Sole dispositive power	11,301*
(8) Shared dispositive power	312,199**
(9) Aggregate amount beneficially owned by each reporting person	323,500
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.58%†
(12) Type of reporting person (see instructions)	IN

*Includes 11,301 shares of Common Stock held by R. Adam Lindsay (“Lindsay”) in personal accounts of which Lindsay is the sole owner.

**Mr. Lindsay is the Managing Member of Powell Anderson Capital Partners LLC, the Investment Manager of Powell Anderson Capital LP. As a result, Mr. Lindsay possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Powell Anderson Capital LP. Mr. Lindsay disclaims beneficial ownership of any of the shares held by the Fund.

† Based on a total of 5,801,761 shares outstanding of the Issuer as of November 6, 2023, as set forth in the Issuer’s most recent Form 10-Q, filed November 13, 2023.

CUSIP NO. 744375205	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Psychemedics Corporation (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

289 Great Road, Acton, MA 01720

Item 2(a).	Name of Person Filing

The names of the person filing this statement on Schedule 13G (collectively, the “Reporting Person”) are: Powell Anderson Capital Partners LLC Powell Anderson Capital LP R. Adam Lindsay

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5532 Lillehammer Lane, Suite 200, Park City, UT 84098

Item 2(c).	Citizenship:

Powell Anderson Capital Partners LLC is a Delaware limited liability company. Powell Anderson Capital LP is a Delaware limited partnership. R. Adam Lindsay is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”).
Item 2(e).	CUSIP Number:
744375205

CUSIP NO. 744375205	Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);Page 5 of 6 pages

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned: Aggregate of all Reporting Persons: 323,500 Powell Anderson Capital Partners LLC - 312,199 Powell Anderson Capital LP – 312,199
R. Adam Lindsay - 323,500*

Item 4(b).	Percent of Class: Aggregate of all Reporting Persons: 5.58% Powell Anderson Capital Partners LLC – 5.38% Powell Anderson Capital LP – 5.38% R. Adam Lindsay - 5.58%*

CUSIP NO. 744375205	Page 7 of 10 Pages

Item 4(c).	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: Powell Anderson Capital Partners LLC - 0 Powell Anderson Capital LP - 0 R. Adam Lindsay - 11,301

	(ii)	Shared power to vote or to direct the vote: Powell Anderson Capital Partners LLC – 312,199 Powell Anderson Capital LP - 312,199 R. Adam Lindsay – 312,199

	(iii)	Sole power to dispose or to direct the disposition of: Powell Anderson Capital Partners LLC - 0 Powell Anderson Capital LP - 0 R. Adam Lindsay - 11,301

	(iv)	Shared power to dispose or to direct the disposition of: Powell Anderson Capital Partners LLC – 312,199 Powell Anderson Capital LP - 312,199 R. Adam Lindsay – 312,199

*Mr. Lindsay is the Managing Member of Powell Anderson Capital Partners LLC, the Investment Manager of Powell Anderson Capital LP. As a result, Mr. Lindsay possesses the power to vote and dispose or direct the disposition of all the shares beneficially owned by Powell Anderson Capital LP.
Mr. Lindsay disclaims beneficial ownership of any of the shares held by the Fund.

CUSIP NO. 744375205	Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below the Reporting Person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 744375205	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 13, 2023
Signature:	/s/ R. Adam Lindsay
Name:	R. Adam Lindsay

Powell Anderson Capital LP

By:	/s/ R. Adam Lindsay
Name:	R. Adam Lindsay
Title:	Managing Member of Powell Anderson Capital GP LLC, the General Partner of Powell Anderson Capital LP

Powell Anderson Capital Partners LLC

By:	/s/ R. Adam Lindsay
Name:	R. Adam Lindsay
Title:	Managing Member

CUSIP NO. 744375205	Page 10 of 10 Pages

EXHIBIT A

Joint Filing Agreement

The Undersigned agree that the statements on Schedule 13G with respect to the common stock of Psychemedics Corporation dated as of December 13, 2023, is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:	December 13, 2023

Signature:	/s/ R. Adam Lindsay
Name:	R. Adam Lindsay

Powell Anderson Capital LP

By:	/s/ R. Adam Lindsay
Name:	R. Adam Lindsay
Title:	Managing Member of Powell Anderson Capital GP LLC, the General Partner of Powell Anderson Capital LP

Powell Anderson Capital Partners LLC

By:	/s/ R. Adam Lindsay
Name:	R. Adam Lindsay
Title:	Managing Member